SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

         WORLDS INC.
         (Name of Issuer)

                          Common Stock, $.05 par value
                           (Title of Class of Securities)

                                    981918105
                                 (CUSIP Number)
                             Irving Rothstein, Esq.
                          Heller, Horowitz & Feit, P.C.
                               292 Madison Avenue
                            New York, New York 10017
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

         April 13, 1999
         (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         (Continued on following pages)

                              (Page 1 of 3 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             Page 2 of 3 Pages

         This statement relates to Common Stock, $.05 par value (the "Common Stock"), of Worlds Inc., a New Jersey corporation ("Company"). This is amendment No. 1 to a Schedule 13D that was filed on April 23, 1999 (the "Schedule 13D"). Terms not defined herein shall have the meaning ascribed to them in the Schedule 13D. Unless amended hereby, information contained in the Schedule 13D is confirmed in all respects.

5.  Interest in Securities of the Issuer.

         (a) Mr. Greenberg owns 3,818,750 shares of Common Stock (representing approximately 21.9%) of which 3,618,750 shares were acquired by Mr. Greenberg at par value as a founder. The balance was acquired as disclosed in Item 5(c) below. Mr. Scharf owns 1,381,250 shares of Common Stock (representing approximately 7.9%)all of which were purchased at par value as a founder except for 400,000 shares purchased in June 1997 at a price of $0.50 per share. Mr. Kidrin owns 1,300,000 shares of Common Stock (representing approximately 7.5%)which were purchased at par value as a founder. Each Reporting Person disclaims beneficial ownership in the shares held by the other Reporting Persons.

         (c) By agreement dated April 13, 1999, Messrs. Greenberg, Scharf and Kidrin agreed to contribute to the capital of the Company for cancellation 881,250, 318,750 and 300,000 shares of Common Stock, respectively. On April 13, 1999, Mr. Greenberg purchased from Mr. Scharf 200,000 shares of Common Stock at $.50 per share in a private transaction.

                                                            Page 3 of 3 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: April ___, 1999



_/s/_____________________
Steven Greenberg



_/s/_____________________
Michael Scharf



_/s/_____________________
Thomas Kidrin